Filed by Foundation Coal Holdings, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: Alpha Natural Resources, Inc.

Commission File No.: 001-32423

This filing corrects an error in the integration update document previously filed by Foundation on July 16, 2009

Financial Strength

When our merger was announced, leaders of both companies talked about the financial strength of this combination—a formidable balance sheet, strong credit profile and increased scale and scope. Well, many of our employees may be wondering what this means to them. Simply stated: A GREAT DEAL!

Together, we will have 2.3 billion tons of reserves, which means we have decades of mining potential out before us. Furthermore, this merger will make our combined company the third-largest coal producer in the United States by almost any measurement—production, revenue, market capitalization, etc. We are truly creating a world class energy company.

So how does this increased scale and financial strength benefit our employees? For starters, our diversified national footprint, significant cash position, strong balance sheet and low leverage ratio (read: strong credit position) means that we will be well positioned to succeed and weather challenges that could prove devastating to a smaller company with less financial strength. You don’t need to look far to see the kinds of challenges we face.

The U.S. is arguably in the deepest recession since the Great Depression; electricity generation is down for the second year in a row and coal consumption has decreased sharply; and production capacity in the steel industry continues to run at less than 50%. Add to this the mounting political pressures on mountaintop removal, difficulties obtaining permits, and the near-term prospect of greenhouse gas legislation, and you can quickly see that a financially strong, diversified company usually means better job stability.

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Alpha’s New Website-Coming Soon!

Alpha has been working on a complete overhaul of its external website, www.alphanr.com. The new website is currently on target to launch the same day shareholders vote on the merger agreement, July 31.

The new site sports updated graphics and better navigation, much more content, interactive flash animation and videos, and an overall look and feel that better portrays Alpha’s “Running Right” brand.

Once the site is up, visitors to the Foundation web site www.foundationcoal.com will be redirected to the new Alpha site. A communications will go out to all employees when the site goes live.

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Shared Values - Environmental

Alpha and Foundation share many of the same core values and beliefs. In this issue of Integration Update, we highlight our shared commitment to protecting the environment.

Alpha and Foundation share the philosophy that the mining and utilization of coal can be accomplished in a safe and environmentally sound or “sustainable” manner. We believe that minimizing our environmental impacts is a core corporate social responsibility that also makes good business sense.

High priority is given to environmental considerations at every stage of our business, including evaluating strategic alternatives and business opportunities; planning, constructing, and operating our mines, gas facilities and other business units; and especially during the restoration of disturbed areas when mining operations are completed.

Both companies have adopted formal environmental policies and procedures that go above and beyond the regulatory requirements. We take pride in operating at a high level of environmental compliance.

We believe that employee involvement is a critical aspect of our success in protecting the environment. We promote employee involvement through several levels of environmental training and awareness, and formally recognize specific operations and individuals for contributions to our environmental compliance efforts.

Alpha and Foundation have received many state and national awards for their high quality mined land restoration efforts.

Going forward, attention to evolving environmental issues and input in the regulatory process will continue to be integral parts of our “Running Right” philosophy for the combined company.

Financial Strength (continued)

Taking a longer view, the financial strength of this new company has other benefits for our employees. With Foundation’s organic growth projects and Alpha’s balance sheet, our merged company will be better able to develop new mines, providing jobs for our miners well into the future and potentially providing hundreds of new jobs, as well.

For example, Foundation has approximately 50 years of reserves in Northern Appalachia, the region that has consistently generated Foundation’s highest margins thanks to low-cost, efficient longwall mining. The planned development of the Foundation Mine would extend Northern Appalachian production for decades into the future.

In fact, at full production, the Foundation Mine can produce 14 million tons of Pitt #8 coal, plus up to 3 million tons of coal from the Sewickley seam, potentially making it the largest underground mine in the United States. But large-scale longwall mines are not cheap. The initial capital investment for the Foundation Mine is projected at approximately $400-$500 million, a hefty upfront figure to invest before a ton of coal is mined. The combined company would be better positioned to make this kind of investment than either company independently.

Following the merger, Alpha will have an impressive array of potential new projects, including two underground mines called Freeport and Harts Creek. These projects will require one powerful balance sheet and the energy of two experienced and dedicated work forces to develop.

So the next time you hear our leaders talking with enthusiasm about the financial strength of our new company, take a moment to think about what this means to each and every one of us. Together, we will create a world class energy company, utilizing the energy of two to achieve the power of one.

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Kevin and Kurt’s Corner Questions & Answers

•	Which new mine(s) will be on the front burner in terms of development once the merger is closed?

Generally, we will continue to advance the mines that we have been working to permit. The Foundation mine, a longwall mine, which will extend Pittsburg #8 seam coal production in Northern Appalachia after Emerald mines out in approximately 2018, is a very high priority because of the time it will take to permit and construct a new mine and our desire to maintain production in Northern App. The Freeport room-and-pillar mine, also in Pennsylvania, remains a priority because it will produce both met and steam coal and is strategically located near potential customers with great access to low cost transportation. In Central App, Foundation’s Harts Creek Mine is a 2-3 million ton-per-year project on the drawing board and, in addition, Alpha has recently put in or is close to putting in three new Central App mines (Saylor, Ben’s Creek and Deep Mine 37) and continues to develop Deep Mine 41 in Virginia, which is ultimately expected to produce over a million tons a year of high quality met or steam coal.

•	Will there be additional blending opportunities with Powder River Basin (PRB) coal in the future?

Many types of coal-fired plants can benefit from being able to blend and burn different kinds of coal. Blending may be used as a way to reduce costs or to reduce SO2 emissions. PRB coal is increasingly being used by power plants in Eastern states as a blend with other coals. Since most plants cannot switch from burning only high-sulfur Eastern coal to burning PRB coal exclusively, without de-rating units and incurring excessive modification costs, blending in some PRB coal is a good solution for them. More and more Eastern utilities are blending PRB coal at the maximum reasonable percentage, which bodes well for Alpha since it will now have a great variety of coal available, including coal from the PRB.

•	How likely is it that the “class action” lawsuit challenging the merger will actually disrupt the merger?

As a policy we do not comment on pending litigation; however, a memorandum of understanding has been signed outlining a process to settle this case and it will have no effect on the merger between Alpha and Foundation. The Board of Directors of both companies believe that the Alpha-Foundation merger is in the best interests of shareholders and expect the merger to be approved at the special shareholder meetings scheduled by both companies on July 31, 2009. The major shareholder advisory firm, Risk Metrics, which gives guidance to large institutional shareholders like pension funds and mutual funds, issued its recommendation this week to vote for the proposed merger.

•	As a supervisor, what will I be able to say to my employees after the merger transaction has been closed?

Each supervisor will receive a packet of information on July 31, which will include “Frequently Asked Questions” and responses that may be shared with employees.

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Forward Looking Statements

Information set forth herein contains forward-looking statements, which involve a number of risks and uncertainties. Alpha and Foundation caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Foundation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Foundation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional factors that may affect future results are contained in Alpha’s and Foundation’s filings with the Securities and Exchange Commission (the “SEC”), which are available at the SEC’s web site http://www.sec.gov. Alpha and Foundation disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed merger, Foundation has filed with the SEC a registration statement on Form S-4 (commission file number 333-159801), as amended, that includes a preliminary joint proxy statement/prospectus of Alpha and Foundation regarding the proposed merger. The registration statement was declared effective by the SEC on June 24, 2009, and a definitive joint proxy statement/prospectus has been mailed to Foundation and Alpha stockholders on or about June 26, 2009 in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (http://www.sec.gov). Free copies may also be obtained by accessing Foundation’s website (http://www.foundationcoal.com) under “Investors/Financial Information & SEC Filings” or Alpha’s website (http://www.alphanr.com) under “Investor Relations/SEC Filings”, or by directing a request to Foundation at 999 Corporate Boulevard, Suite 300, Linthicum Heights, Maryland 21090, Attn: Investor Relations or to Alpha at One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations.

Participants in Solicitation

Alpha, Foundation and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger may be found in the definitive joint proxy statement/prospectus filed by Alpha and Foundation with the SEC on June 25, 2009. You can find information about Alpha’s and Foundation’s directors and executive officers in their respective definitive proxy statements filed with the SEC on April 3, 2009. You can obtain free copies of these documents from Alpha or Foundation using the contact information above.

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